UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Director and Co-Chief Executive Officer Appointment

On January 10, 2025, the Board of Directors (the “Board”), Nominating Committee and Corporate Governance Committee of Ostin Technology Group Co., Ltd. (the “Company”) approved and confirmed the appointment of Lai Kui Sen as a director and the Co-Chief Executive Officer of the Company for a term of twenty (20) months. The title of Mr. Tao Ling is changed from Chief Executive Officer of the Company to the Co-Chief Executive Officer of the Company.

There are no family relationships among the newly appointed director and any other employees or members of the Board.

The biographical information of Mr. Lai is set forth below:

Lai Kui Sen, Age 48

Mr. Lai Kui Sen has over a decade of experience in display technology, supply chain management, and logistics. Since 2022, Mr. Lai has served as the logistics director of Zettler Display (HK) Ltd., where he manages inbound shipping, cross-border fulfillment, and product distribution. From 2017 to 2022, he served as the senior logistics manager of Hongyu Global Electronic Ltd, focusing on vendor contracts, cross-border deliveries, and warehouse cost-saving initiatives. From 2010 to 2017, he served as the technical manager of IBI Electronics Sdn. Bhd. in Malaysia, where he led custom LCD module development, coordinated product specifications with suppliers, and oversaw manufacturing quality. Mr. Lai holds a Bachelor’s Degree in Mechanical Engineering from University Malaya in Malaysia.

On January 13, 2025, the Company entered into a Director Offer Letter with Mr. Lai Kui Sen pursuant to which Mr. Yang shall receive no base salary. The foregoing descriptions of director offer letter to Mr. Lai is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 99.1 hereto and incorporated by reference herein.

Regain Compliance regarding Nasdaq listing Rule 5550(a)(2)

As previously disclosed, on January 19, 2024, the Company received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its Class A ordinary shares (“Class A Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

As previously disclosed, the Company had been provided an initial period of 180 calendar days, or until July 17, 2024, to regain compliance with the Minimum Bid Price Rule, which period was extended by Nasdaq by a second notification received on July 18, 2024 for an additional 180 calendar days, or until January 13, 2025 to regain compliance.

As part of the Company’s plans to regain compliance with the Minimum Bid Price Rul, on November 25, 2024, the extraordinary general meeting of shareholders of the Company convened during which the third amended and restated memorandum and articles of association of the Company was approved and adopted to effect a reverse share split at a ratio of 1-for-10, and the Class A Ordinary Shares began trading on Nasdaq on a split-adjusted basis when the market opens as of December 31, 2024.

Since then, Nasdaq has determined that for 10 consecutive business days, from December 31, 2024 to January 15, 2025, the closing bid price of the Class A Ordinary Shares has been at $1.00 per share or greater. On January 16, 2025, Nasdaq notified the Company that it has regained compliance with the Minimum Bid Price Rule) and the matter is now closed.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Director offer letter to Lai Kui Sen, dated January 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

	By:	/s/ Tao Ling
	Name:	Tao Ling
	Title:	Co-Chief Executive Officer

Date: January 21, 2025

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